UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022 (Report No. 3)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (the “Report”) of G Medical Innovations Holdings Ltd. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2022, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.2; and (iii) a press release issued by the Company on November 18, 2022 entitled “G Medical Innovations Announces First Half 2022 Financial Results and Provides Business Update”, a copy of which is attached hereto as Exhibit 99.3.

This Report also includes an amended and restated CEO Financing Commitment Letter, to extend such commitment (as previously disclosed by the Company on October 27, 2022) up to November 30, 2023, a copy of which is attached hereto as Exhibit 99.4.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2022.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2022.
99.3	Press Release entitled: “G Medical Innovations Announces First Half 2022 Financial Results and Provides Business Update”.
99.4	Amended and Restated Financing Commitment Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated October 6, 2022.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: November 18, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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